8081 Lougheed Hwy Burnaby, B.C. Canada V5A 1W9 Tel: 604.681.4101 Fax: 604.412.9830 www.responsebio.com

April 27, 2004

To the Following Securities Commissions:

B.C. Securities Commission
Alberta Securities Commission
Ontario Securities Commission

To the Following Stock Exchange:

TSX Venture Exchange

Dear Sirs:

Re: Annual General Meeting of Response Biomedical Corp.

Please be advised of the following dates in connection with the Annual General Meeting of RESPONSE BIOMEDICAL CORP.:

Meeting Date:	June 21, 2004
Record Date:	May 3, 2004
Material Mailing Date:	May 18, 2004

Yours truly,
Response Biomedical Corp.

“Lyn Davies”

Lyn Davies
Controller